UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-38421

BIT DIGITAL, INC.

(Translation of registrant’s name into English)

31 Hudson Yards, Floor 11, New York, NY 10001

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Explanatory Paragraph

On October 14, 2024, Bit Digital, Inc. (Nasdaq: BTBT) (“Bit Digital” or the “Company”) announced that it has acquired Enovum Data Centers (“Enovum”), an owner, operator, and developer of high-performance computing (“HPC”) datacenters, for a total consideration of approximately CAD $62.8 million (approximately USD $46MM).

Exhibit Index

A copy of an investor presentation related to the Enovum acquisition, dated October 14, 2024 (the “Investor Presentation”) and a press release announcing the Enovum acquisition, dated October 14, 2024 and titled “Bit Digital, Inc. Vertically Integrates, Acquiring Tier-3 HPC Datacenter Company; 280+ MW Pipeline in Major Metropolitan Areas” are being furnished as Exhibits 99.1 and 99.2 with this Report on Form 6-K.

Exhibit No.	Name

99.1	Investor Presentation

99.2	Press Release titled “Bit Digital, Inc. Vertically Integrates, Acquiring Tier-3 HPC Datacenter Company; 280+ MW Pipeline in Major Metropolitan Areas”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit Digital, Inc.
(Registrant)

Date: October 14, 2024	By:	/s/ Samir Tabar
	Name:	Samir Tabar
	Title:	Chief Executive Officer